Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 1 / 23

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Second Quarter and

Half Year 2016 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 2Q16 and HY16 versus the same period of last year. For important notes and disclaimers please refer to page 17.

●

Revenue: Revenue grew by 4.0% in the quarter, with strong revenue per hl growth of 5.9%. On a constant geographic basis, revenue per hl grew by 6.1% driven by growth in our premium brands. In HY16, revenue grew by 3.6% with revenue per hl growth of 5.4%. On a constant geographic basis revenue per hl grew by 5.7%

●

Volume: Total volumes declined by 1.7% in 2Q16, with our own beer volumes down by 0.8%. The decline in own beer volumes was driven mainly by weak industry performances in Brazil and Argentina, partly offset by good results in Mexico and the US. In HY16, total volumes declined by 1.7%, with own beer volumes down by 1.1%

●

Global Brands: Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, grew by 8.4% in 2Q16. This result was led by Corona with growth of 13.0%, driven primarily by Mexico, the UK, and China. Stella Artois revenues grew by over 9%, driven by the US and Canada. Budweiser revenues grew by almost 6% with growth coming primarily from China, Brazil and the UK. In HY16 the combined revenues of our global brands grew by 7.2%

●

Cost of Sales (CoS): CoS increased by 0.8% in 2Q16 and by 2.5% on a per hl basis. On a constant geographic basis, CoS per hl increased by 1.4%. In HY16 CoS grew by 1.3% and by 3.0% on a per hl basis. On a constant geographic basis, CoS per hl increased by 2.7% in HY16

●

EBITDA grew by 4.3% in 2Q16 to 4 011 million USD, with top-line growth being partly offset by investments behind our brands which was weighted towards the first half of the year in line with our guidance. EBITDA margin increased marginally to 37.1% in 2Q16. In HY16, EBITDA grew by 3.4%, with EBITDA margin marginally down

●

Net finance results: Net finance costs (excluding non-recurring net finance costs) were 726 million USD in 2Q16 compared to 554 million USD in 2Q15. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances in 1Q16, related to the pre-funding of the proposed SABMiller combination. This increase in net interest expenses was partly offset by other financial results, which included a favorable mark-to-market adjustment of 444 million USD in 2Q16, linked to the hedging of our share-based payment programs, compared to a loss of 139 million USD in 2Q15. Net finance costs were 1 945 million USD in HY16 compared to 463 million USD in HY15

●

Income taxes: Income tax in 2Q16 was 497 million USD with a normalized effective tax rate (ETR) of 20.5%, compared to an income tax expense of 532 million USD in 2Q15 and a normalized ETR of 17.2%. The normalized ETR was 21.5% in HY16 compared to 17.6% in HY15

●

Profit: Normalized profit attributable to equity holders of AB InBev was 1 727 million USD in 2Q16 compared to 1 984 million USD in 2Q15, with organic EBITDA growth more than offset by higher net finance results and unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 571 million USD in HY16, compared to 4 278 million USD in HY15

●	Earnings per share: Normalized earnings per share (EPS) decreased to 1.06 USD in 2Q16 from 1.21 USD in 2Q15, and decreased to 1.57 USD in HY16 from 2.61 USD in HY15

●

Proposed combination with SABMiller: We have made significant progress towards obtaining the necessary regulatory clearances for the proposed combination with SABMiller, including recent approval in the US, and have announced a revised and final offer. It remains our objective to close the transaction in 2016

●	2016 Half Year Financial Report: The report is available on our website at www.ab-inbev.com

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 2 / 23

Figure 1. Consolidated performance (million USD)
	2Q15	2Q16	Organic growth
Total Volumes (thousand hls)	116 799	114 908	-1.7%
AB InBev own beer	105 409	104 999	-0.8%
Non-beer volumes	10 521	9 044	-9.7%
Third party products	869	866	-22.2%
Revenue	11 052	10 806	4.0%
Gross profit	6 590	6 582	6.2%
Gross margin	59.6%	60.9%	126 bp
Normalized EBITDA	4 156	4 011	4.3%
Normalized EBITDA margin	37.6%	37.1%	8 bp
Normalized EBIT	3 382	3 222	2.9%
Normalized EBIT margin	30.6%	29.8%	-35 bp
Profit attributable to equity holders of AB InBev	1 929	152
Normalized profit attributable to equity holders of AB	1 984	1 727
Earnings per share (USD)	1.18	0.09
Normalized earnings per share (USD)	1.21	1.06
	HY15	HY16	Organic growth
Total Volumes (thousand hls)	224 162	219 776	-1.7%
AB InBev own beer	200 498	198 880	-1.1%
Non-beer volumes	21 995	19 303	-7.6%
Third party products	1 669	1 594	-7.5%
Revenue	21 505	20 206	3.6%
Gross profit	12 843	12 204	5.1%
Gross margin	59.7%	60.4%	89 bp
Normalized EBITDA	8 123	7 474	3.4%
Normalized EBITDA margin	37.8%	37.0%	-6 bp
Normalized EBIT	6 595	5 915	1.2%
Normalized EBIT margin	30.7%	29.3%	-71 bp
Profit attributable to equity holders of AB InBev	4 610	285
Normalized profit attributable to equity holders of AB	4 278	2 571
Earnings per share (USD)	2.81	0.17
Normalized earnings per share (USD)	2.61	1.57

Figure 2. Volumes (thousand hls)
	2Q15	Scope	Organic	2Q16	Organic growth
			growth		Total Volume	Own beer volume
North America	31 089	325	112	31 526	0.4%	0.4%
Mexico	10 886	-	788	11 674	7.2%	7.2%
Latin America - North	27 478	436	-1 281	26 632	-4.6%	-4.2%
Latin America - South	7 764	-485	-1 077	6 202	-14.8%	-9.9%
Europe	12 361	-110	-98	12 153	-0.8%	-0.1%
Asia Pacific	25 529	179	-441	25 267	-1.7%	-1.6%
Global Export and Holding Companies	1 692	-249	10	1 454	0.7%	0.7%
AB InBev Worldwide	116 799	95	-1 986	114 908	-1.7%	-0.8%
	HY15	Scope	Organic	HY16	Organic growth
			growth		Total Volume	Own beer volume
North America	58 416	205	-182	58 439	-0.3%	-0.3%
Mexico	19 991	-	1 971	21 961	9.9%	9.8%
Latin America - North	58 759	587	-3 574	55 772	-6.0%	-6.8%
Latin America - South	17 857	-1 060	-1 578	15 219	-9.4%	-5.5%
Europe	20 657	-166	51	20 542	0.2%	0.9%
Asia Pacific	45 286	303	-530	45 058	-1.2%	-1.1%
Global Export and Holding Companies	3 197	-444	31	2 784	1.1%	1.1%
AB InBev Worldwide	224 162	-575	-3 811	219 776	-1.7%	-1.1%

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 3 / 23

MANAGEMENT COMMENTS

The second quarter of 2016 saw another strong volume performance in Mexico and continued improvement in our US results. However, our businesses in Brazil and Argentina remained under pressure driven by unfavorable macroeconomic conditions.

Total revenues for the company grew by 4.0% in the quarter, with strong revenue per hl growth of 5.9%, driven by our revenue management and premiumization initiatives. Revenues of our three global brands grew by 8.4%.

Looking at our top four markets:

(i)

US: In the US, selling day adjusted industry volumes were essentially flat in the quarter and up 0.2% in HY16, based on our estimates. Our own selling day adjusted sales-to-retailers (STRs) were down 0.9% in the quarter and 0.7% in HY16. From a brand perspective, Michelob ULTRA and our High End brands delivered double digit volume growth, Bud Light volume trends were consistent with recent quarters, and Budweiser volume trends continue to improve. Net revenue grew by 2.3%, with EBITDA growing by 4.8%.

(ii)

Mexico: Mexico delivered strong volume growth of 7.2%, driven by good macroeconomic fundamentals and successful commercial initiatives, leading to net revenue growth of 9.5%. EBITDA grew by 6.6%, impacted by the weighting of sales and marketing investments towards the first half of the year.

(iii)

Brazil: The macroeconomic and political environment in Brazil remains volatile, with declining consumer disposable income negatively impacting beer industry volumes. Our own beer volume trends improved in the second quarter compared to the first quarter, but not at the speed that we had anticipated. Our market share trend improved in the second quarter.

Net revenue in Brazil grew by 2.0% in 2Q16. However, given the results of the first six months, we are amending our net revenue guidance for Brazil. Our previous guidance was for net revenue to grow by mid to high single digits in FY16. We now expect net revenue in FY16 to be flat with FY15, due to the weak consumer environment and the increased mix of returnable glass bottles, which are accretive for EBITDA but which reduce net revenue on a per hectoliter basis.

(iv)

China: Industry volumes in China remain under pressure, declining by approximately 8% in 2Q16 based on our estimates. However, our own volumes continue to perform ahead of the industry, declining by 2.3% in the quarter, due to our focus on the Core Plus, Premium and Super Premium segments. Net revenue grew by 3.9% with EBITDA up more than 25%.

Total company EBITDA grew by 4.3% in the second quarter, with top-line growth partly offset by an increase of 18.8% in sales and marketing investments. This additional investment behind our brands is consistent with our guidance of an increase of high single to low double digits in FY16, weighted towards the first half of the year.

Proposed combination with SABMiller

We have made significant progress towards obtaining the necessary regulatory clearances for the proposed combination with SABMiller. Approval in China is the only remaining pre-condition to launching the formal offer to SABMiller shareholders. We have also announced a revised and final offer for the proposed combination with SABMiller. It remains our objective to close the transaction in 2016.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 4 / 23

2016 OUTLOOK

Unless otherwise stated, the 2016 outlook refers to AB InBev on a standalone basis, and excludes the impact of the proposed combination with SABMiller.

(i)	Top-line:

●	Total AB InBev: We expect revenue per hl to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix
●

In the US: We expect industry volumes to continue to improve in FY16. We expect our own sales-to-wholesalers (STWs) and sales-to-retailers (STRs) to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix

●	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives
●

In Brazil: We are amending our guidance. Our previous guidance was for net revenue in Brazil to grow by mid to high single digits in FY16. We now expect net revenue in FY16 to be flat with FY15, due to the weak consumer environment and the increased mix of returnable glass bottles, which are accretive for EBITDA but which reduce net revenue on a per hectoliter basis

●	In China: We expect industry volumes to remain under pressure in FY16. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

(ii)

Cost of Sales: We are amending our guidance. Our previous guidance was for CoS per hl to increase by mid-single digits on a constant geographic basis. We now expect CoS per hl to grow by low single digits due to procurement savings, efficiencies and an increased mix of returnable glass bottles in Brazil.

(iii)

Distribution expenses: We expect distribution expenses per hl to grow by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

(iv)

Sales and Marketing investments: We continue to invest behind our brands and global platforms for the long term. We expect sales and marketing investments to grow by high single to low double digits in FY16, weighted towards the first half of the year. In the second half of the year, we expect sales and marketing investments to grow mid to high single digits.

(v)

Net Finance Costs: We expect the average rate of interest on net debt, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0% in FY16. Net pension interest expenses are expected to be approximately 30 million USD per quarter. We are amending our guidance on accretion expenses. Our previous guidance was approximately 85 million USD per quarter. We now expect approximately 120 million USD per quarter, due to increased accretion expenses on bonds. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price, resulting from the bond issuances in 1Q16, will be accounted for in net interest expense and is expected to amount to approximately 450 million USD in a full quarter.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY16 to be in the range of 22% to 24%. We expect the normalized ETR to be in the range of 23% to 25% in the period 2017-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs. For the avoidance of doubt, our guidance on normalized ETR excludes the impact of the proposed combination with SABMiller and the impact of the pre-funding of the purchase price, for which no tax deduction is expected to be reported.

(vii)

Net Capital Expenditure: We are amending our guidance on net capital expenditure. Our previous guidance was for net capital expenditure of approximately 4.0 billion USD in FY16. We now expect net capital expenditure to be approximately 3.7 billion USD this year.

(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Following the completion of the combination with SABMiller, deleveraging to around this level will be a priority.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 5 / 23

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	2Q15	2Q16	Organic growth
Total volumes (thousand hls)	28 355	28 549	0.5%
Revenue	3 600	3 703	2.3%
Normalized EBITDA	1 450	1 516	4.8%
Normalized EBITDA margin	40.3%	40.9%	99 bp
	HY15	HY16	Organic growth
Total volumes (thousand hls)	53 860	53 535	-0.3%
Revenue	6 856	6 905	1.2%
Normalized EBITDA	2 738	2 806	3.6%
Normalized EBITDA margin	39.9%	40.6%	92 bp

We estimate that selling day adjusted industry STRs in the United States were essentially flat in 2Q16 and up 0.2% in HY16. Our own selling day adjusted STRs were down 0.9% in the quarter and 0.7% in HY16, leading to an estimated decline in total market share of 35 bps for the quarter and 40 bps for HY16. The HY16 market share result represents an improvement of approximately 25 bps over the FY15 trend. Our sales to wholesalers (STWs) were up 0.5% in 2Q16 and down 0.3% in HY16. We continue to expect our STRs and STWs to converge on a full year basis.

We continued to invest behind Bud Light, the largest beer brand in the US. The second quarter saw the full rollout of the brand’s new visual brand identity and refreshed packaging, as well as the continuation of the Bud Light Party campaign. Bud Light STRs declined by low single digits in the quarter, with an estimated total market share loss of approximately 40 bps, in line with the trends in 1Q16 and FY15.

Our Budweiser marketing campaign, built around the brand’s quality and heritage credentials, was supplemented in 2Q16 by the successful “America” packaging and additional media support. Budweiser STRs declined by low single digits in the quarter, with market share down approximately 15 bps, based on our estimates, further extending the brand’s best trends in over a decade.

Our portfolio of Above Premium brands performed very well in 2Q16, gaining approximately 50 bps of total market share in the quarter, based on our estimates. The strongest performance came from Michelob ULTRA, with volumes up over 20% compared to 2Q15. Michelob ULTRA has now gained more market share than any other brand in the beer industry for five straight quarters, based on our estimates. Stella Artois and Goose Island also contributed to the success of our Above Premium portfolio, delivering double digit volume growth. Estrella Jalisco, an imported Mexican beer, was launched at the beginning of 2Q16 and has performed very well. Within near beer, our market share trends are improving, helped by new innovations and flavors within the Rita’s family, as well as volume growth from the Best Damn portfolio of brands.

US beer-only revenue per hl grew by 1.8% in the quarter, driven primarily by our revenue management initiatives and positive brand mix, and by 1.6% in HY16. US EBITDA increased by 4.8% to 1 516 million USD in 2Q16. This increase was due to growth in revenue and an improvement in cost of sales, as a result of favorable commodity prices and brewery efficiencies, being partly offset by an increase in sales and marketing investments which were weighted toward the first half of the year. EBITDA grew by 3.6% in HY16, to 2 806 million USD. EBITDA margin expanded by almost a full percentage point in both 2Q16 and HY16, to 40.9% and 40.6% respectively.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 6 / 23

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	2Q15	2Q16	Organic growth
Total volumes (thousand hls)	10 886	11 674	7.2%
Revenue	1 055	992	9.5%
Normalized EBITDA	569	500	6.6%
Normalized EBITDA margin	53.9%	50.4%	-143 bp
	HY15	HY16	Organic growth
Total volumes (thousand hls)	19 991	21 961	9.9%
Revenue	1 948	1 847	12.6%
Normalized EBITDA	986	871	8.2%
Normalized EBITDA margin	50.6%	47.2%	-197 bp

Mexico continues to deliver strong results. Our own volumes increased by 7.2% in 2Q16, supported by a favorable consumer environment and our own commercial initiatives. We are continuing to invest behind our brands and programs, which are creating new and exciting consumption occasions. Highlights in the quarter included a sold out Corona Sunsets music festival in Playa del Carmen, a new “That’s Epic” Bud Light campaign, and the continued evolution of Victoria’s Mexican Heritage programs.

Revenue per hl grew by 2.1% in 2Q16. Mexico EBITDA increased by 6.6% to 500 million USD in the quarter, driven by the strong top-line result. EBITDA margin declined by 143 bps to 50.4%, given the timing of our sales and marketing investments, which were weighted towards the first half of the year. EBITDA increased by 8.2% in HY16 to 871 million USD, with EBITDA margin declining by 197 bps to 47.2%.

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	2Q15	2Q16	Organic growth
Total volumes (thousand hls)	25 317	24 122	-4.7%
Beer volumes	18 501	17 660	-4.5%
Non-beer volumes	6 817	6 462	-5.2%
Revenue	1 759	1 573	2.0%
Normalized EBITDA	818	710	-2.8%
Normalized EBITDA margin	46.5%	45.1%	-217 bp
	HY15	HY16	Organic growth
Total volumes (thousand hls)	54 612	50 930	-6.7%
Beer volumes	40 580	37 527	-7.5%
Non-beer volumes	14 032	13 403	-4.5%
Revenue	4 030	3 149	-1.4%
Normalized EBITDA	2 007	1 519	-4.5%
Normalized EBITDA margin	49.8%	48.2%	-155 bp

Our own beer volume trends improved in the second quarter compared to the first quarter, but not at the speed that we had anticipated. Our total volumes declined by 4.7% in 2Q16, with beer volumes declining by 4.5% compared to a decline of 10.0% in 1Q16, and soft drink volumes down 5.2%. Although the Brazil beer market remains very competitive, our market share trend improved in the second quarter. Our premium and near beer brands, which accounted for more than 10% of our total beer volumes in HY16, continue to grow. Budweiser, the leading premium brand in the industry, grew volumes by double digits in both 2Q16 and HY16.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 7 / 23

Our top-line initiatives remain the priority in Brazil, with our focus continuing to be on the execution of our affordability strategies, the elevation of our core brands and the growth of our premium portfolio. Our initiatives also include activations around the Olympic Games during 3Q16.

Brazil beer revenue per hl increased by 6.9% in the quarter, reflecting our revenue management initiatives, increased own distribution volumes and premium brand mix, partly offset by growth in our returnable glass bottle mix. Growth of returnable glass bottles is an important component of our affordability strategy, allowing us to achieve an attractive consumer price point and positively impacting profitability.

Net revenue in Brazil grew by 2.0% in 2Q16. However, given the results of the first six months, we are amending our net revenue guidance for Brazil. Our previous guidance was for net revenue to grow by mid to high single digits in FY16. We now expect net revenue in FY16 to be flat with FY15, due to the weak consumer environment and the increased mix of returnable glass bottles, which are accretive for EBITDA but which reduce net revenue on a per hectoliter basis.

Brazil EBITDA declined by 2.8% in 2Q16 to 710 million USD, with a margin decrease of 217 bps to 45.1%, and declined by 4.5% in HY16 to 1 519 million USD, with EBITDA margin down 155 bps to 48.2%, due to the top-line result.

China

Key performance indicators

Figure 6. China (million USD)
	2Q15	2Q16	Organic growth
Total volumes (thousand hls)	21 952	21 512	-2.3%
Revenue	1 167	1 161	3.9%
Normalized EBITDA	309	373	25.6%
Normalized EBITDA margin	26.5%	32.1%	553 bp
	HY15	HY16	Organic growth
Total volumes (thousand hls)	38 745	38 142	-1.8%
Revenue	2 164	2 125	2.5%
Normalized EBITDA	568	632	15.7%
Normalized EBITDA margin	26.3%	29.7%	337 bp

We estimate that China beer industry volumes declined by approximately 8% in the quarter and by approximately 6% in HY16, due to continuing economic headwinds, with most of the impact being felt in the core and value segments. Our own beer volumes were down 2.3% in the quarter and 1.8% in HY16. We estimate our market share increased by approximately 110 bps in the quarter, reaching an average of 19.1%.

We continue to believe the Core Plus, Premium and Super Premium segments have the greatest long-term growth potential in the industry. Our Budweiser volumes recovered well after a difficult first quarter, growing by high single digits in the second quarter, led by our Made for Music platform and successful summer campaign.

Revenue per hl grew by 6.3% in the quarter, driven by a favorable brand mix, specifically through the growth of Budweiser and our super premium portfolio, and improved regional mix.

China EBITDA grew by 25.6% in 2Q16 to 373 million USD, with EBITDA margin improving by 553 bps to 32.1%. China EBITDA grew by 15.7% in HY16 to 632 million USD, with margin expansion of 337 bps to 29.7%.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 8 / 23

Highlights from our other markets

Our beer volumes in Canada were down low single digits in 2Q16, with a stable market share, based on our estimates. We achieved consistent top-line growth from the performances of Bud Light and our Above Premium portfolio.

Our own beer volumes in Europe were essentially flat in the quarter, with net revenue up 4.6%, driven mainly by the growth of our premium brands. Own beer volumes in Western Europe were up almost 5% in 2Q16 driven mainly by our performances in France, the UK, Spain and the Netherlands. In the UK, volumes of our own products grew by high single digits, driven by strong performances from our Budweiser Euro Cup activations and the performance of Corona. Own beer volumes in Belgium were down mid-single digits, due to an industry decline and some estimated market share loss. In Germany, own beer volumes grew by low single digits driven by strong performances from Beck’s and Franziskaner. Beer volumes in Russia were down mid-single digits in the quarter, driven by a soft industry and some market share loss, partly offset by a strong performance from our premium brands.

Latin America South beer volumes were down high single digits, driven mainly by a weak consumer environment in Argentina.

In South Korea, beer volumes were flat in the quarter, although we gained market share, based on our estimates. This performance was driven mainly by our successful “Cass Freshness” campaign.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 9 / 23

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	2Q15	2Q16	Organic growth
Revenue	11 052	10 806	4.0%
Cost of sales	-4 462	-4 225	-0.8%
Gross profit	6 590	6 582	6.2%
Distribution expenses	-1 066	-1 025	-3.9%
Sales and marketing expenses	-1 757	-1 970	-18.8%
Administrative expenses	-618	-624	-4.5%
Other operating income/(expenses)	233	259	40.9%
Normalized profit from operations
(normalized EBIT)	3 382	3 222	2.9%
Non-recurring items above EBIT	20	-106
Net finance income/(cost)	-554	-726
Non-recurring net finance income/(cost)	-60	-1 484
Share of results of associates	7	1
Income tax expense	-532	-497
Profit	2 263	410
Profit attributable to non-controlling interest	334	257
Profit attributable to equity holders of AB InBev	1 929	152

Normalized EBITDA	4 156	4 011	4.3%
Normalized profit attributable to equity
holders of AB InBev	1 984	1 727
	HY15	HY16	Organic growth
Revenue	21 505	20 206	3.6%
Cost of sales	-8 662	-8 002	-1.3%
Gross profit	12 843	12 204	5.1%
Distribution expenses	-2 125	-1 964	-4.7%
Sales and marketing expenses	-3 343	-3 568	-16.3%
Administrative expenses	-1 263	-1 179	0.1%
Other operating income/(expenses)	483	422	14.1%
Normalized profit from operations
(normalized EBIT)	6 595	5 915	1.2%
Non-recurring items above EBIT	11	-139
Net finance income/(cost)	-463	-1 945
Non-recurring net finance income/(cost)	335	-2 168
Share of results of associates	8	3
Income tax expense	-1 125	-835
Profit	5 361	829
Profit attributable to non-controlling interest	751	544
Profit attributable to equity holders of AB InBev	4 610	285

Normalized EBITDA	8 123	7 474	3.4%
Normalized profit attributable to equity
holders of AB InBev	4 278	2 571

Revenue

Consolidated revenue grew by 4.0% in 2Q16, with revenue per hl growth of 5.9%. This result was driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 6.1%. In HY16, revenue grew by 3.6%, with revenue per hl growth of 5.4% on an organic basis and 5.7% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS increased by 0.8%, and by 2.5% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts and product mix, which were partly offset by procurement savings, efficiencies and a greater mix of inputs from our vertical operations. On a constant geographic basis, CoS per hl increased by 1.4% in 2Q16. In HY16, CoS increased by 1.3%, by 3.0% on a per hl basis, and by 2.7% per hl on a constant geographic basis.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 10 / 23

Distribution expenses

Distribution expenses grew by 3.9% and by 5.7% on a per hl basis. The increase compared to 2Q15 was driven by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. This increase was partly offset by strong cost management and efficiencies. Distribution expenses increased by 4.7% in HY16 and by 6.5% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 18.8% in 2Q16, driven by increased support for our brands, our premiumization initiatives, and the expansion of the near beer category. Sales and Marketing investments increased by 16.3% in HY16. We expect sales and marketing investments to grow by high single to low double digits in FY16, and by mid to high single digits in the second half of the year.

Administrative expenses

Administrative expenses increased by 4.5% in the quarter and were essentially flat in HY16, mainly due to the timing of variable compensation accruals.

Other operating income

Other operating income increased by 40.9% to 259 million USD in 2Q16 due to the timing of government incentives in Asia Pacific. Other operating income increased by 14.1% to 422 million USD in HY16.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	2Q15	2Q16	HY15	HY16
Restructuring (including impairment losses)	-37	-43	-55	-62
Judicial settlement	-77	-	-77	-
Acquisition costs / Business combinations	-4	-60	-4	-79
Business and asset disposal (including impairment losses)	138	-2	147	2
Impact on profit from operations	20	-105	11	-139

Normalized profit from operations excludes negative non-recurring items of 105 million USD in 2Q16, primarily due to acquisition costs related to the proposed combination with SABMiller, as well as restructuring costs.

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	2Q15	2Q16	HY15	HY16
Net interest expense	-352	-866	-760	-1 547
Net interest on net defined benefit liabilities	-30	-30	-60	-59
Accretion expense	-73	-120	-149	-263
Other financial results	-99	290	506	-76
Net finance income/(cost)	-554	-726	-463	-1 945

Net finance costs (excluding non-recurring net finance costs) were 726 million USD in 2Q16 compared to 554 million USD in 2Q15. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances in 1Q16 related to the pre-funding of the proposed SABMiller combination. Other financial results include a favorable mark-to-market adjustment of 444 million USD in 2Q16, linked to the hedging of our share-based payment programs, compared to a loss of 139 million USD in 2Q15. Accretion expenses increased by 47 million USD in 2Q16, due to increased expenses on bonds.

Net finance costs in HY16 were 1 945 million USD compared to 463 million USD in HY15. This increase in net finance costs was driven primarily by the additional net interest expenses resulting from the issuance of bonds in 1Q16 related to the pre-funding of the proposed SABMiller combination. Other finance results in HY16 includes a positive mark-to-market adjustment of 306 million USD, linked to the hedging of our share-based payment programs, compared to a gain of 618 million USD in HY15. Other finance results in HY16 also include net foreign exchange translation losses, compared to foreign exchange translation gains in HY15.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 11 / 23

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	2Q15	2Q16	HY15	HY16
Share price at the start of the period (Euro)	113.80	109.25	93.86	114.40
Share price at the end of the period (Euro)	107.50	117.60	107.50	117.60
Number of equity derivative instruments at the end of the period (millions)	35.5	44.2	35.5	44.2

Non-recurring net finance income/(cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)
	2Q15	2Q16	HY15	HY16
Mark-to-market (Grupo Modelo deferred share instrument)	-60	230	335	146
Mark-to-market (FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)	-	-1 766	-	-2 365
Other mark-to-market (Restricted shares and euro bonds)	-	168	-	293
Other	-	-116	-	-242
Non-recurring net finance income/(cost)	-60	-1 484	335	-2 168

Non-recurring net finance costs were 1 484 million USD in 2Q16 compared to 60 million USD in 2Q15. Non-recurring net finance costs in 2Q16 include a negative mark-to-market adjustment of 1 766 million USD, related to the portion of the FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting under IFRS rules. At the end of 2Q16, 46 billion GBP of the purchase price of the proposed combination had been hedged at an average GBP/USD rate of 1.5276.

The 2Q16 result also includes a mark-to-market gain of 230 million USD resulting from the derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, and a mark-to-market gain of 168 million USD related to derivative instruments entered into to hedge part of the restricted shares to be issued in relation to the proposed combination with SABMiller. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 12, together with the opening and closing share prices.

Other non-recurring net finance costs of 116 million USD in 2Q16 mainly relate to accelerated accretion expenses following the cancellation, in April 2016, of 12.5 billion USD of the 2015 committed senior facilities entered into in connection with the proposed combination with SABMiller, as well as commitment fees for these facilities.

Figure 12. Deferred share instrument hedge & Restricted shares to be issued hedge
	2Q15	2Q16	HY15	HY16
Share price at the start of the period (Euro)	113.80	109.25	93.86	114.40
Share price at the end of the period (Euro)	107.50	117.60	107.50	117.60
Number of equity derivative instruments at the end of the period (millions)	23.1	38.1	23.1	38.1

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 12 / 23

Income tax expense

Figure 13. Income tax expense (million USD)
	2Q15	2Q16	HY15	HY16
Income tax expense	532	497	1 125	835
Effective tax rate	19.1%	54.9%	17.4%	50.2%
Normalized effective tax rate	17.2%	20.5%	17.6%	21.5%

Income tax expense in 2Q16 was 497 million USD with a normalized effective tax rate (ETR) of 20.5%, compared to an income tax expense of 532 million USD in 2Q15 and a normalized ETR of 17.2%. The normalized ETR was impacted by the pre-funding of the purchase price of the proposed combination with SABMiller, for which no tax deduction is reported.

The increase in the reported ETR from 19.1% in 2Q15 to 54.9% in 2Q16 is due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 334 million USD in 2Q15 to 257 million USD in 2Q16, due to currency translation effects and the unfavorable operating performance of Ambev in the second quarter.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q15	2Q16	HY15	HY16
Profit attributable to equity holders of AB InBev	1 929	152	4 610	285
Non-recurring items, after taxes, attributable to equity holders of AB InBev	-5	90	3	119

Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	60	1 484	-335	2 167
Normalized profit attributable to equity holders of AB InBev	1 984	1 727	4 278	2 571

Normalized profit attributable to equity holders of AB InBev decreased to 1 727 million USD in 2Q16 from 1 984 million USD in 2Q15, with organic EBITDA growth more than offset by higher net finance costs and the impact of unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 2 571 million USD in HY16, compared to 4 278 million USD in HY15.

Profit attributable to equity holders of AB InBev decreased to 152 million USD in 2Q16, compared to 1 929 million USD in 2Q15.

Normalized and Basic EPS

Figure 15. Earnings per share (USD)
	2Q15	2Q16	HY15	HY16
Basic earnings per share	1.18	0.09	2.81	0.17
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-	0.06	-	0.07

Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.03	0.90	-0.20	1.32
Normalized earnings per share	1.21	1.06	2.61	1.57

Normalized earnings per share (EPS) decreased to 1.06 USD in 2Q16 from 1.21 USD in 2Q15, mainly driven by the net cost of the pre-funding of the SABMiller purchase price and other financial results.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 13 / 23

Normalized EPS, excluding the impact of unfavorable currency translation, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the SABMiller purchase price, decreased to 1.10 USD in 2Q16 from 1.29 USD in 2Q15.

Figure 16. Reconciliation - Normalized Earnings per share in USD
	2Q15	2Q16	HY15	HY16
Normalized EBIT attributable to equity holders of AB InBev[1]	1.81	1.85	3.41	3.44
Income tax expense[1]	-0.29	-0.30	-0.57	-0.51
Other[1]	-0.23	-0.45	-0.61	-0.90
Normalized EPS before currency translation, mark-to-market and prefunding of the proposed combination with SABMiller	1.29	1.10	2.23	2.03
Year over Year currency translation		-0.04		-0.19
Net cost of the pre-funding of the SABMiller purchase price		-0.27		-0.46
Mark-to-market (Hedging of our share-based payment programs)	-0.08	0.27	0.38	0.19
Normalized EPS	1.21	1.06	2.61	1.57

[1]at 2015 foreign exchange rate
Figure 17. Reconciliation - Basic Earnings per share in USD
	2Q15	2Q16	HY15	HY16
EBIT attributable to equity holders of AB InBev[1]	1.84	1.86	3.43	3.42
Income tax expense[1]	-0.29	-0.26	-0.57	-0.47
Other[1]	-0.25	-0.52	-0.63	-0.95

Basic EPS before currency translation, mark-to-market and prefunding of the proposed combination with SABMiller	1.30	1.08	2.23	2.00
Year over Year currency translation		-0.05		-0.19
Net cost of the pre-funding of the SABMiller purchase price		-0.27		-0.46
Mark-to-market (Hedging of our share-based payment programs)	-0.08	0.27	0.38	0.19
Mark-to-market (Grupo Modelo deferred share instrument)	-0.04	0.14	0.20	0.09
Mark-to-market (FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)		-1.08		-1.44
Other mark-to-market (derivative instruments entered into to hedge part of the Restricted shares to be issued as well as to convert the 13.25 billion euro bond issuance on 29 March 2016, into US dollars)		0.10		0.18
Accelerated accretion expenses following the cancellation of the 2015 committed senior acquisition facilities and other fees		-0.07		-0.15
Acquisition costs / Business combinations		-0.04		-0.05
Basic EPS	1.18	0.09	2.81	0.17

[1]at 2015 foreign exchange rate

Reconciliation between profit attributable to equity holders and normalized EBITDA
Figure 18. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q15	2Q16	HY15	HY16
Profit attributable to equity holders of AB InBev	1 929	152	4 610	285
Non-controlling interests	334	257	751	544
Profit	2 263	410	5 361	829
Income tax expense	532	497	1 125	835
Share of result of associates	-7	-1	-8	-3
Net finance (income)/cost	554	726	463	1 945
Non-recurring net finance (income)/cost	60	1 484	-335	2 168
Non-recurring items above EBIT (incl. non-recurring impairment)	-20	106	-11	139
Normalized EBIT	3 382	3 222	6 595	5 915
Depreciation, amortization and impairment	774	789	1 528	1 559
Normalized EBITDA	4 156	4 011	8 123	7 474

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 14 / 23

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

FINANCIAL POSITION

Figure 19. Cash Flow Statement (million USD)
	HY15	HY16

Operating activities
Profit	5 361	829
Interest, taxes and non-cash items included in profit	2 829	6 564
Cash flow from operating activities before changes in working capital	8 190	7 393
and use of provisions

Change in working capital	-965	-1 673
Pension contributions and use of provisions	-194	-265
Interest and taxes (paid)/received	-2 336	-3 008
Dividends received	19	6
Cash flow from operating activities	4 714	2 453

Investing activities
Net capex	-1 609	-1 419
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-220	-1 035
Proceeds from the sale of/(investments in) short-term debt securities	-71	-55 905
Proceeds from the sale of assets held for sale	228	58
Other	-91	2
Cash flow from investing activities	-1 763	-58 299

Financing activities
Dividends paid	-4 556	-3 929
Net (payments on)/proceeds from borrowings	1 507	58 801
Net proceeds from the issue of share capital	3	-
Share buyback	-1 000	-
Other (including net finance cost other than interest)	-377	75
Cash flow from financing activities	-4 423	54 947

Net increase/(decrease) in cash and cash equivalents	-1 472	- 899

HY16 recorded a decrease in cash and cash equivalents of 899 million USD compared to a decrease of 1 472 million USD in HY15, with the following movements:

●

Cash flow from operating activities reached 2 453 million USD in HY16 compared to 4 714 million USD in HY15, with the decrease mainly explained by unfavorable foreign exchange translational impacts, higher taxes paid and a difficult comparable on working capital due to lower trade payables as a result of reduced production volumes in Brazil.

●

Cash Flow from investing activities was 58 299 million USD in HY16 as compared to 1 763 million USD in HY15. In order to support the proposed combination with SABMiller, AB InBev issued a series of bonds in 1Q16. The excess liquidity resulting from these issuances was invested primarily in US Treasury Bills pending the closing of the combination.

AB InBev’s net capital expenditures amounted to 1 419 million USD in HY16 compared to 1 609 million USD in HY15. Approximately 49% of the gross capital expenditures in HY16 was used to improve the company’s production facilities, approximately 36% was used for logistics and commercial investments, and approximately 15% was used to improve administrative capabilities and the purchase of hardware and software.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 15 / 23

●

The cash inflow from financing activities amounted to 54 947 million USD in HY16, as compared to a cash outflow of 4 423 million USD in HY15, driven mainly by the cash inflow from issuance of bonds in 1Q16 related to the pre-funding of the proposed combination with SABMiller.

AB InBev’s net debt as of 30 June 2016 was 44.9 billion USD, an increase from 42.2 billion USD as of 31 December 2015. The net debt to normalized EBITDA ratio increased from 2.51x as of 31 December 2015 to 2.77x as of 30 June 2016, both on a reported basis.

As of 30 June 2016, the company had total liquidity of 70 977 million USD, which consisted of 9 000 million USD available under committed long-term credit facilities and 61 977 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

Figure 20. Terms and debt repayment schedule as of 30 June 2016 (billion USD)

RECENT EVENTS

Approval of proposed combination with SABMiller by the United States Department of Justice

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the United States Department of Justice, which clears the way for U.S. approval of its proposed combination with SABMiller plc.

As part of the consent decree and consistent with AB InBev’s approach to proactively address potential regulatory concerns, the company agreed to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors. This divestiture, which was previously announced between AB InBev and Molson Coors, is conditional upon the successful closing of the combination of AB InBev with SABMiller.

The terms of the consent decree formalize prior commitments made by the company’s U.S. entity Anheuser-Busch (“AB”) including:

●	AB will not acquire a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly-owned distributorships in the U.S.
●	AB will not terminate any wholesalers as a result of the combination with SABMiller.

In addition, certain aspects of the company’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 16 / 23

Revised and Final offer for SABMiller PLC

On 26 July we announced revised and final terms of our offer to acquire the entire issued and to be issued share capital of SABMiller.

Pursuant to the revised and final terms, each SABMiller shareholder will now be entitled to receive £45.00 in cash for each SABMiller share. The revised Cash Consideration represents:

●	An increase of £1.00 per SABMiller Share over the £44.00 Cash Consideration set out in the 11 November 2015 announcement
●	A premium of approximately 53% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev)
●	A premium of approximately 39% to SABMiller’s three month volume weighted average share price of £32.31 to 14 September 2015

Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller shareholders will now be entitled to elect to receive £4.6588 in cash and 0.483969 Restricted Shares for each SABMiller share.

The revised Partial Share Alternative represents, as of 25 July 2016:

●	A premium of approximately 74% to SABMiller’s closing share price of £29.34 on 14 September 2015 (being the last Business Day prior to renewed speculation of an approach from AB InBev)
●	A premium of approximately 58% to SABMiller’s three-month volume weighted average share price of £32.31 to 14 September 2015

We believe that the revised and final offer represents a compelling opportunity for all SABMiller shareholders and hope to receive the recommendation of the SABMiller board for the cash consideration at the appropriate time. SABMiller’s two largest shareholders have undertaken to vote in favor of the transaction, as have the SABMiller directors with respect to their personal shareholdings.

Over the last 9 months, we have worked very closely and collaboratively with the SABMiller team. We have made very good progress with them on the regulatory process around the world, and have also worked with them on bond financing and the disposals in the US, China and Europe, as well as general integration planning. It remains our objective to close the transaction in 2016.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 17 / 23

NOTES

AB InBev’s 2Q16 and 2Q15 and HY16 and HY15 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

2Q16 and HY16 EPS is based upon a weighted average of 1 641 million shares compared to 1 640 million shares for 2Q15 and HY15.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of Anheuser-Busch InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to Anheuser-Busch InBev’s proposed business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of Anheuser-Busch InBev, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the pre-conditions and the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks and uncertainties relating to Anheuser-Busch InBev described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including Anheuser-Busch InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that Anheuser-Busch InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Anheuser-Busch InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Anheuser-Busch InBev or its business or operations. Except as required by law, Anheuser-Busch InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the proposed business combination between AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 18 / 23

TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The second quarter 2016 (2Q16) and half year (HY16) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 15 and 18 to 19 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2016, which have been reviewed by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10, 12, 16 to 17 and 20 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2016 (except for the volume information).

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 19 / 23

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Friday, July 29, 2016:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=1117086&s=1&k=C2DC39A8AFD9465F463B7947C374431C

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/21564411

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 20 / 23

Annex 1
AB InBev Worldwide	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	116 799	95	-	-1 987	114 908	-1.7%
of which AB InBev own beer	105 409	406	-	-817	104 999	-0.8%
Revenue	11 052	28	-716	443	10 806	4.0%
Cost of sales	-4 462	1	270	-34	-4 225	-0.8%
Gross profit	6 590	28	-446	409	6 582	6.2%
Distribution expenses	-1 066	-15	98	-42	-1 025	-3.9%
Sales and marketing expenses	-1 757	-3	115	-327	-1 970	-18.8%
Administrative expenses	- 618	-17	40	-28	- 624	-4.5%
Other operating income/(expenses)	233	-30	-25	83	259	40.9%
Normalized EBIT	3 382	-38	-217	95	3 222	2.9%
Normalized EBITDA	4 156	-35	-283	173	4 011	4.3%
Normalized EBITDA margin	37.6%				37.1%	8 bp

North America	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	31 090	324	-	112	31 526	0.4%
Revenue	4 118	70	-18	92	4 263	2.2%
Cost of sales	-1 598	-35	4	83	-1 544	5.2%
Gross profit	2 520	37	-14	175	2 717	7.0%
Distribution expenses	- 340	-12	3	15	- 335	4.3%
Sales and marketing expenses	- 585	-10	2	-140	- 734	-24.1%
Administrative expenses	- 128	-12	1	-	- 139	0.4%
Other operating income/(expenses)	4	1	-	16	20	-
Normalized EBIT	1 471	2	-10	66	1 529	4.5%
Normalized EBITDA	1 657	5	-10	81	1 732	4.8%
Normalized EBITDA margin	40.2%				40.6%	103 bp

Mexico	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	10 886	-	-	788	11 674	7.2%
Revenue	1 055	-7	-157	100	992	9.5%
Cost of sales	- 264	-3	41	-33	- 261	-12.7%
Gross profit	791	-10	-116	67	732	8.5%
Distribution expenses	- 100	-1	16	-17	- 102	-16.7%
Sales and marketing expenses	- 171	10	26	-35	- 169	-21.5%
Administrative expenses	-93	-	12	-3	- 82	-2.2%
Other operating income/(expenses)	57	-25	-7	15	41	47.4%
Normalized EBIT	484	-24	-68	29	420	6.1%
Normalized EBITDA	569	-24	-80	36	500	6.6%
Normalized EBITDA margin	53.9%				50.4%	-143 bp

Latin America - North	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	27 477	436	-	-1 280	26 632	-4.6%
Revenue	1 995	60	-224	35	1 864	1.7%
Cost of sales	- 754	-31	92	-17	- 711	-2.3%
Gross profit	1 241	29	-132	18	1 154	1.4%
Distribution expenses	- 266	-4	35	-26	- 260	-9.7%
Sales and marketing expenses	- 251	-5	32	-18	- 242	-7.4%
Administrative expenses	- 112	-6	14	-1	- 105	-1.2%
Other operating income/(expenses)	106	1	-12	-5	91	-4.4%
Normalized EBIT	718	15	-64	-33	636	-4.6%
Normalized EBITDA	903	15	-89	-10	819	-1.1%
Normalized EBITDA margin	45.3%				43.9%	-125 bp

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 21 / 23

Annex 1
Latin America - South	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	7 765	-485	-	-1 077	6 202	-14.8%
Revenue	696	-16	-180	27	527	4.1%
Cost of sales	- 288	12	66	10	-200	3.4%
Gross profit	408	-4	-114	37	327	9.2%
Distribution expenses	- 70	3	24	-13	-56	-19.7%
Sales and marketing expenses	- 93	1	29	-19	-81	-20.4%
Administrative expenses	- 34	1	10	-3	-25	-7.5%
Other operating income/(expenses)	5	-8	-1	5	-	-
Normalized EBIT	216	-7	-51	8	165	3.7%
Normalized EBITDA	264	-7	-71	28	216	11.1%
Normalized EBITDA margin	37.9%				41.0%	255 bp

Europe	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	12 361	-110	-	-98	12 152	-0.8%
of which AB InBev own beer	11 931	-110	-	-17	11 805	-0.1%
Revenue	1 147	-9	-33	52	1 156	4.6%
Cost of sales	- 455	-	19	-21	- 457	-4.8%
Gross profit	692	-9	-14	31	699	4.5%
Distribution expenses	- 117	-2	4	-2	- 116	-1.6%
Sales and marketing expenses	- 245	1	7	-42	- 279	-17.3%
Administrative expenses	- 74	-	-	7	- 68	8.6%
Other operating income/(expenses)	4	2	-1	3	7	46%
Normalized EBIT	260	-8	-5	-5	243	-1.8%
Normalized EBITDA	345	-8	-7	-	331	0.1%
Normalized EBITDA margin	30.1%				28.6%	-128 bp

Asia Pacific	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	25 529	179	-	-441	25 266	-1.7%
Revenue	1 528	14	-79	63	1 526	4.1%
Cost of sales	-741	-8	36	14	- 698	1.9%
Gross profit	787	6	-42	77	828	9.7%
Distribution expenses	-124	-2	6	1	-118	1.0%
Sales and marketing expenses	-365	1	19	-30	-373	-8.3%
Administrative expenses	-78	-1	4	-	-74	-
Other operating income/(expenses)	54	-	-4	39	87	74.5%
Normalized EBIT	274	5	-18	87	349	31.3%
Normalized EBITDA	422	5	-25	85	487	20.0%
Normalized EBITDA margin	27.6%				31.9%	423 bp

Global Export and Holding Companies	2Q15	Scope	Currency translation	Organic growth	2Q16	Organic growth
Total volumes (thousand hls)	1 693	-248	-	10	1 454	0.7%
Revenue	514	-85	-26	75	478	17.4%
Cost of sales	-363	64	15	-70	-353	-22.8%
Gross profit	151	-21	-12	5	125	4.0%
Distribution expenses	-48	3	10	1	-35	0.9%
Sales and marketing expenses	-47	-3	2	-43	-91	-86.4%
Administrative expenses	-100	-1	-1	-29	-130	-29.5%
Other operating income/(expenses)	3	-	-	9	12	-
Normalized EBIT	-41	-22	-1	-57	-120	-83.8%
Normalized EBITDA	-5	-21	-	-46	-72	-

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 22 / 23

Annex 2
AB InBev Worldwide	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	224 162	- 575	-	-3 811	219 776	-1.7%
of which AB InBev own beer	200 498	487	-	-2 106	198 880	-1.1%
Revenue	21 505	-33	-2 026	760	20 206	3.6%
Cost of sales	-8 662	61	706	- 109	-8 002	-1.3%
Gross profit	12 843	28	-1 320	652	12 204	5.1%
Distribution expenses	-2 125	-13	272	-99	-1 964	-4.7%
Sales and marketing expenses	-3 343	5	309	-539	-3 568	-16.3%
Administrative expenses	-1 263	- 28	111	1	-1 179	0.1%
Other operating income/(expenses)	483	-51	- 70	61	422	14.1%
Normalized EBIT	6 595	-60	- 697	76	5 915	1.2%
Normalized EBITDA	8 123	-55	- 868	274	7 474	3.4%
Normalized EBITDA margin	37.8%				37.0%	-6 bp

North America	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	58 416	205	-	-182	58 439	-0.3%
Revenue	7 719	32	-58	101	7 795	1.3%
Cost of sales	-3 073	8	14	148	-2 902	4.9%
Gross profit	4 646	41	-44	249	4 892	5.4%
Distribution expenses	- 656	-10	11	19	- 636	2.9%
Sales and marketing expenses	-1 085	-11	10	-215	-1 302	-20.0%
Administrative expenses	- 254	-22	3	11	-262	4.2%
Other operating income/(expenses)	20	-9	-	21	31	-
Normalized EBIT	2 671	-12	-21	85	2 723	3.2%
Normalized EBITDA	3 038	-8	-23	109	3 116	3.6%
Normalized EBITDA margin	39.4%				40.0%	89 bp

Mexico	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	19 991	-	-	1 971	21 961	9.9%
Revenue	1 948	-13	-333	244	1 847	12.6%
Cost of sales	- 508	-4	91	-82	- 504	-16.4%
Gross profit	1 440	-17	-242	162	1 343	11.3%
Distribution expenses	- 197	-2	36	-35	- 198	-17.7%
Sales and marketing expenses	- 342	20	62	-86	- 345	-26.7%
Administrative expenses	- 196	-	28	9	- 158	4.8%
Other operating income/(expenses)	109	-39	-13	13	70	19.0%
Normalized EBIT	814	-36	-128	64	712	8.1%
Normalized EBITDA	986	-36	-157	79	871	8.2%
Normalized EBITDA margin	50.6%				47.2%	-197 bp

Latin America - North	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	58 759	587	-	-3 574	55 772	-6.0%
Revenue	4 484	73	- 834	-13	3 709	-0.3%
Cost of sales	-1 573	-38	289	-18	-1 340	-1.1%
Gross profit	2 911	35	- 545	-31	2 370	-1.1%
Distribution expenses	- 587	-5	119	-32	- 504	-5.4%
Sales and marketing expenses	- 547	-5	109	-30	- 473	-5.5%
Administrative expenses	- 241	-6	43	14	- 190	5.7%
Other operating income/(expenses)	274	1	-49	-37	189	-13.5%
Normalized EBIT	1 810	20	- 324	-116	1 391	-6.4%
Normalized EBITDA	2 170	20	- 402	-53	1 735	-2.4%
Normalized EBITDA margin	48.4%				46.8%	-104 bp

PRESS RELEASE
Brussels, 29 July 2016, 7.00am CET – 23 / 23

Annex 2
Latin America - South	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	17 857	-1 060	-	-1 578	15 219	-9.4%
Revenue	1 614	-34	-485	181	1 276	11.5%
Cost of sales	-619	26	158	-8	-443	-1.4%
Gross profit	995	-8	-327	173	833	17.6%
Distribution expenses	-153	6	59	-40	-128	-27.2%
Sales and marketing expenses	-188	1	63	-47	-171	-25.3%
Administrative expenses	-66	1	20	-6	-50	-9.2%
Other operating income/(expenses)	-	-8	-2	13	2	-
Normalized EBIT	588	-8	-186	93	486	16.1%
Normalized EBITDA	681	-8	-223	129	580	19.2%
Normalized EBITDA margin	42.2%				45.5%	294 bp

Europe	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	20 657	-166	-	51	20 542	0.2%
of which AB InBev own beer	19 898	-166	-	183	19 916	0.9%
Revenue	1 922	-14	-98	87	1 896	4.6%
Cost of sales	-797	-	50	-39	-786	-5.0%
Gross profit	1 125	-14	-48	48	1 110	4.3%
Distribution expenses	-203	-3	12	-11	-204	-5.4%
Sales and marketing expenses	-438	1	24	-62	-475	-14.2%
Administrative expenses	-154	-	6	13	-136	8.1%
Other operating income/(expenses)	5	4	-1	-3	5	-35.1%
Normalized EBIT	335	-12	-7	-16	300	-4.8%
Normalized EBITDA	499	-12	-16	-7	465	-1.4%
Normalized EBITDA margin	26.0%				24.5%	-147 bp

Asia Pacific	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	45 286	303	-	-530	45 058	-1.2%
Revenue	2 822	25	-152	88	2 784	3.1%
Cost of sales	-1 391	-14	73	-39	-1 370	-2.8%
Gross profit	1 431	11	-78	49	1 414	3.4%
Distribution expenses	-231	-3	12	1	-220	0.6%
Sales and marketing expenses	-645	3	35	-35	-641	-5.4%
Administrative expenses	-155	-1	8	1	-146	0.9%
Other operating income/(expenses)	65	-	-5	47	106	73.3%
Normalized EBIT	465	11	-29	64	512	13.6%
Normalized EBITDA	762	11	-45	96	825	12.5%
Normalized EBITDA margin	27.0%				29.6%	248 bp

Global Export and Holding Companies	HY15	Scope	Currency translation	Organic growth	HY16	Organic growth
Total volumes (thousand hls)	3 197	-444	-	31	2 784	1.1%
Revenue	997	-103	-67	73	900	8.1%
Cost of sales	-702	82	32	-71	-658	-11.1%
Gross profit	295	-21	-35	2	242	0.6%
Distribution expenses	-98	4	24	-1	-72	-1.5%
Sales and marketing expenses	-98	-5	7	-65	-161	-63.6%
Administrative expenses	-197	-1	3	-41	-236	-21.1%
Other operating income/(expenses)	11	-	-	7	19	63.4%
Normalized EBIT	-87	-23	-1	-98	-209	-79.5%
Normalized EBITDA	-15	-22	-2	-79	-118	-